Exhibit 4.19

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

FIFTH AMENDMENT

TO

EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION AND COOPERATION AGREEMENT

THIS FIFTH AMENDMENT TO EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION AND COOPERATION AGREEMENT (the “Fifth Amendment”) is made and entered into as of this 6th day of September 2006, by and between GIVEN IMAGING LTD., a company incorporated under the laws of Israel (“Given”) and ETHICON ENDO-SURGERY, INC., an Ohio corporation, acting by and through its InScope Division (“EES”), (EES and Given hereinafter each individually a “Party” and together the “Parties”).

WHEREAS, the Parties have entered into an Exclusive Sales Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, as further amended in June 2004, on October 4, 2004, on October 27, 2005, and November 2005 (the “Agreement”);

WHEREAS, the Parties desire to amend their respective obligations as set forth in the Agreement in order to accelerate the adoption of the Products; and

WHEREAS, the Parties have agreed to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.            Defined Terms. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

2.            EES’s Obligations. The Parties agree that it is in each Party’s best interest to modify EES’s obligations in the Agreement with respect to the selling of the Product. Until the Parties agree otherwise, EES will be obligated to provide dedicated full time equivalent field-based employees to develop market demand and increase procedural adoption for the Product, focusing primarily on markets related to esophageal varices and gastroesophageal reflux disease. EES will not employ a sales force until such time that the parties agree employing a sales force is appropriate. Each Party’s obligations for the remainder of 2006 are set forth on the Marketing Plan attached hereto as Exhibit 1.

3.            Definition of FTE. The definition of “Sales FTE” is hereby deleted and amended and restated in its entirety with the following definition:

“FTE” shall mean a full time equivalent of an employee. By way of example, [***Redacted***] FTEs can mean [***Redacted***] employees who are 100% dedicated to a project or [***Redacted***] employees who are each dedicated 50% to a project. An employee who is less than 20% dedicated to a project shall not be counted.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

All subsequent references to “Sales FTE” in the Agreement shall be replaced by “FTE”.

4.            Annual Meeting; Marketing Plan. Section 2.03(a) of the Agreement is hereby amended and restated in its entirety as follows:

(a) The Parties shall meet with such frequency as they may mutually agree, but not less than annually. In the third or fourth calendar quarter of each year, the parties shall conduct an annual commercial review meeting (each, an “Annual Commercial Meeting”) to jointly discuss and develop commercial plans as well as marketing, sales, quality, regulatory, operational, technical, development and other issues related to Products covered by this Agreement, and such other matters as they shall determine to be useful to advance the goals of this Agreement. Attendees of the Annual Commercial Meeting for Given shall include, at a minimum, its President & CEO, U.S. President and Global Marketing Vice President, or appropriate substitutes for each. Attendees of the Annual Commercial Meeting for EES shall include, at a minimum, its Group Company Chairperson, U.S. President, U.S Vice President of Marketing and U.S. Vice President of Sales, or appropriate substitutes for each. Within 30 days following each Annual Commercial Meeting, Given’s Global Marketing Vice President and EES’s U.S. Vice President of Marketing will jointly agree upon, update and amend the Marketing Plan. It is understood that while having to consider Givens’ input in good faith, EES has the sole and ultimate decision making power with regard to all marketing and commercial activities; provided that promotional material and marketing activities that could adversely impact Given’s other products will have to be mutually agreed upon between the Parties; and, provided further that all elements set forth in the Marketing Plan are adequately budgeted for. In addition to the Annual Commercial Meeting, the Parties shall use good faith efforts to meet two additional times per year, potentially in conjunction with conventions or other industry meetings.

5.            Deployment. Section 2.03 of the Agreement is hereby amended to add the following subparagraph (d):

(d)          The Marketing Plan for each year shall include the Parties’ agreement regarding deployment of EES’s FTEs for the following year. The Parties will include the following factors in enhancing or updating the annual deployment plan: (1) the current stage of maturity (strategic, market development or commercial) for the relative business segments, (2) the size of the territory, (3) geographic location based on the opportunity, and (4) alignment with the Given field sales organization.

6.            FTEs. Section 2.06(b) of the Agreement is hereby amended and restated in its entirety as follows:

(b) (i) As long as this Agreement is in full force and effect in its entirety and subject to the Failure to Supply provisions in Section 16.02. of this Agreement, EES commits to allocate, during the Exclusive Period, at least [***Redacted***] field-based FTEs, as well as appropriate management support to the activities contemplated by this Agreement. Given and EES agree that the activities of the FTEs will initially be focused on market

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

development and procedure adoption activities; provided that the parties will agree upon the basic job activities of the FTEs in each Marketing Plan. Failure to maintain the [***Redacted***] field-based FTEs shall be considered a material breach of this Agreement within the meaning of Section 14.05 below.

(ii)          In addition to the [***Redacted***] FTEs set forth in 2.06(b)(i) above, EES will be obligated to add [***Redacted***] for each instance where Given pays EES the Commission Threshold (as defined below) in [***Redacted***] consecutive calendar quarters; provided, however, EES will not be obligated to allocate more than [***Redacted***] FTEs to the activities covered by the Agreement. The initial Commission Threshold shall be $[***Redacted***] in commissions paid by Given to EES in a calendar quarter pursuant to Section 4.04 below. For each occurrence where EES adds [***Redacted***] pursuant to this Section 2.06(b)(ii), the Commission Threshold for per calendar quarter shall increase by $[***Redacted***]. During the Co-Exclusive Period EES’s FTE commitment shall be reduced in proportion to the reduction in the commission paid to EES under Section 4.04. By way of example, if EES has [***Redacted***] FTEs, a reduction in commission from 50% to 40% will correspond to a reduction of 20% in FTEs from [***Redacted***] to [***Redacted***].

7.            Reimbursement. Section 2.06(f) of the Agreement is hereby amended and restated in its entirety as follows:

(f) Given and EES shall each undertake reasonable efforts to establish and support favorable CMS and non-Medicare reimbursement for the Products in the United States and to obtain reimbursement in other countries and jurisdictions in the Territory. Each Party’s obligations regarding reimbursement support shall be jointly agreed upon and set forth in the Marketing Plan. During the term of this Agreement, Given shall have [***Redacted***] dedicated to reimbursement activities for the Product. EES shall pay Given US $[***Redacted***] each calendar year in consideration for [***Redacted***], which amount shall be payable in advance by February 28 of each calendar year beginning in 2007. During the Annual Commercial Meeting, the Parties will determine the need for on-going reimbursement activities and decide whether to continue Given’s obligation to dedicate [***Redacted***] to reimbursement activities for the Product and EES’s obligation to compensate Given for [***Redacted***].

8.            Marketing Efforts. Section 2.06(i) of the Agreement is hereby amended and restated in its entirety as follows:

(i) EES shall use its reasonable efforts, experience and resources to develop the market for the Products in the Territory, during the term of this Agreement, with an aim to enhance sales and revenues of the Parties from this opportunity. In addition, at such time as the Parties agree that EES shall employ a sales force to sell Products, EES shall use its reasonable effort, experience and resources to promote the sales of the Products in the Territory, during the term of this Agreement, with an aim to enhance sales and revenues of the Parties from this opportunity.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

9.            Clinical Responsibilities. Section 2.06 of the Agreement is hereby amended to add the following subparagraph (k):

(k) Given shall be responsible for the creation and execution of clinical studies in support of the Product. Given shall create a detailed plan for all clinical studies to be conducted in the United States that will be included in the Marketing Plan. Given shall present all clinical study plans to EES for its review and approval prior to beginning a study. Each plan shall include, at a minimum, the study design, clinical endpoints, the number of studies, site selection recommendations and a publication strategy. If EES approves in writing a clinical study presented by Given, EES will pay Given a fee of [***Redacted***] US dollars (US $[***Redacted***]) per patient, for the duration of such approved study, unless otherwise agreed in writing, provided that EES shall no longer be obligated to make such payments 12 months following a written termination notice. EES will pay Given on a quarterly basis. During the term of this Agreement, Given shall have one FTE dedicated to clinical study activities for the Product. EES shall pay Given US $[***Redacted***] each calendar year in consideration for this dedicated FTE, which amount shall be payable in advance by February 28 of each calendar year beginning in 2007. During the Annual Commercial Meeting, the Parties will determine the need for on-going clinical activities and decide whether to continue Given’s obligation to dedicate an FTE to clinical study activities for the Product and EES’s obligation to compensate Given for this FTE.

10.          Commissions/Compensation. Section 4.04(b) of the Agreement is hereby amended and restated in its entirety as follows:

(b) Notwithstanding Section 4.04(a) above, in the event that (i) EES fails to achieve [***Redacted***]% of End-User Sales, year over year during Contract Years [***Redacted***] through [***Redacted***] (starting by achieving in Contract Year [***Redacted***] [***Redacted***]% of Contract Year [***Redacted***] End-User Sales), and (ii) EES fails to achieve $[***Redacted***] in End-User Sales in Contract Year [***Redacted***] then the commission scheme in Contract Years 9-15 shall be as follows:

		ECE Commissions	Multi-Use Commissions
			Exclusive	Co-exclusive
Contract Years	1-8	50%	40%	35%
Contract Years	9	45%	35%	30%
Contract Years	10	45%	35%	30%
Contract Years	11	45%	35%	30%
Contract Years	12	40%	30%	25%
Contract Years	13	35%	25%	25%
Contract Years	14	30%	25%	25%
Contract Years	15	25%	25%	25%
Thereafter		0%	0%	0%

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

11.          Variable Compensation. Section 4.04(e) of the Agreement is deleted in its entirety.

12.          Ancillary Products. Section 4.05(a) of the Agreement is hereby amended and restated in its entirety as follows:

Section 4.05. Ancillary Products. (a) For every Ancillary Product (including all upgrades required to be compatible with the ECE) sold on or after the effective date of the Fifth Amendment to a new End User, EES shall receive a commission of 10% of the Selling Price if such new End User purchases Product within 90 days of the installation of the Ancillary Product. In the case of an End User who owns an Ancillary Product as of the effective date of the Fifth Amendment but purchases new or replacement Ancillary Product, EES shall receive a commission of 10% of the Selling Price of the new or replacement Ancillary Product if such End User purchases Product within either 90 days prior to, or 90 days following, the installation of the new or replacement Ancillary Product. Reporting and payment shall follow the rules agreed upon in Sections 4.03. and 4.04. above for the Products.

13.          Payments by EES. EES and Given acknowledge and agree that as of the date of this Fifth Amendment, EES has paid all amounts due and owing to Given under the Agreement. The Parties desire to restructure the final milestone payment to be paid pursuant to Section 5.04, and therefore Section 5.04 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.04. Final Payment; Acceleration. (a) As long as this Agreement is in full force and effect, EES will pay Given an additional twenty-five million US dollars (US $25,000,000) plus interest at seven percent (7%) for an aggregate non-accelerated total of thirty-one million four hundred forty thousand US dollars (US $31,440,000) in six equal annual installments of five million, two hundred and forty thousand US dollars (US $5,240,000). Unless this Agreement is terminated sooner, EES shall make such annual installment payments beginning in 2008, and each installment payment shall become due on January 1 of each calendar year and shall be payable by EES by February 28 of each such calendar year.

(b) Beginning in 2009, the last installment due to Given at any point in time will be accelerated upon the occurrence of each of the following events: (i) [***Redacted***]; (ii) [***Redacted***]; and (iii) [***Redacted***]. The acceleration of the last remaining payment will be paid by EES within 90 days following the occurrence of any of these milestones, provided that only one payment may be accelerated per calendar year. If a scheduled payment in 5.04 (a) above is to be accelerated, the accelerated payment amount will be calculated based on the number of months such payment is accelerated vs. the non-accelerated scheduled timing. The formula for calculating the accelerated payment will be US [$5,240,000/(1.07^(x/12))] where x is the number of months of acceleration.

(c) By way of example only, if the January 2013 payment is accelerated to January, 2009 (48 months in advance of the scheduled payment) the accelerated payment will be calculated as US [$5,240,000 / (1.07^(48/12))] or US $3,997,571. If the January 2012 payment is accelerated

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

to July 2010 (18 months in advance of the scheduled payment) the accelerated payment will be calculated as US $[$5,240,000 / (1.07^(18/12))] or US $4,734,298.

(d) For the avoidance of doubt, both Parties acknowledge and agree that if either Given or EES terminates this Agreement in accordance with Section 14.03 or Section 14.04 respectively, EES shall not be obligated to make any future payments except as specifically set forth in Section 14.04(c).

14.          Postponement of Milestones. Section 5.05 of the Agreement (Postponement of Milestone Payments) does not apply to the payments set forth in Section 5.04 as amended.

15.          Termination by Given. Section 14.03 of the Agreement is hereby amended and restated in its entirety as follows:

(a) Given shall have the right to terminate this Agreement by giving EES six (6) months prior written notice if (i) Product sales during calendar year 2010 are less than [***Redacted***] US dollars (US $[***Redacted***]); and (ii) [***Redacted***] calendar quarters of [***Redacted***] is less than [***Redacted***]. Additionally, Given shall have the right to terminate this Agreement by giving EES six (6) months prior written notice if annual Product sales during any calendar year beginning in [***Redacted***] are less than [***Redacted***] US dollars (US $[***Redacted***]). In order to terminate the Agreement in accordance with this Section 14.03(a), Given must provide written notice to EES prior to March 31st of the subsequent year. If Given terminates the Agreement pursuant to this Section 14.03(a), EES will only be obligated to pay [***Redacted***] percent ([***Redacted***]%) of the amount otherwise due in such subsequent year pursuant to Section 5.04(a). If EES has already made such payment prior to receiving Given’s written notice, Given will refund [***Redacted***] percent ([***Redacted***]%) of such payment to EES concurrently with providing written notice.

(b) As of the beginning of Contract Year [***Redacted***], Given shall have the right to terminate EES’ exclusivity and continue EES’ appointment on a co-exclusive basis for the remainder of the Exclusive Period (and without impairing the Non-Exclusive Period and the Term of this Agreement) under the following conditions, by providing EES a 60-day prior written notice:

i. If EES introduces to the market a new product (by any means of internal development or a third party transaction) and if Given can show evidence (i) that such new product performs substantially the same clinical functions as the Product, and (ii) that EES has shifted its primary focus and efforts to such new product (e.g. product positioning, advertising, sales focus etc.) unless EES has corrected said shift in focus during the above-mentioned 60-day notice period, or if the sales of such new product exceed the sales of the Product in any given year;

ii. If Given elects to exercise its rights under paragraph (i) above then EES’ commissions shall be reduced to 35% during the remainder

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

of the original Exclusive Period, provided that Given employs resources against the Product proportionate to such adjusted commission. During the Co-Exclusive Period EES’ commission shall be reduced by additional 5% annually (but not below 25%) and its commitment to [***Redacted***] FTEs and related marketing efforts shall be proportionally reduced relative to the reduction of the commission.

16.          Termination by EES. Section 14.04(b) of the Agreement is hereby deleted in its entirety. Section 14.04(c) of the Agreement is hereby amended and restated in its entirety as follows:

(c) EES shall have the right to terminate this Agreement at any time and for any reason by providing Given with six (6) months prior written notice. If EES chooses to exercise such right of termination, EES will be obligated to make a one-time termination payment to Given of [***Redacted***] US dollars (US $[***Redacted***]) within 90 days of providing written notice. In addition to the [***Redacted***] US dollars (US $[***Redacted***]) above, if EES provides such notice to Given after June 30 of any calendar year beginning in 2007, EES will be obligated to pay Given [***Redacted***] percent ([***Redacted***]%) of the amount that becomes due to Given on January 1 of the following calendar year pursuant to Section 5.04, and such payment shall be the final amount due from EES to Given, provided that EES will be obligated to reimburse for clinical studies as detailed in Section 9 (k) above. In case of a termination under this clause EES’ Trailing Non-Competes as specified in Section 15.01(a)(ii) below shall be (i) [***Redacted***] and (ii) [***Redacted***].

17.          Reduced Term. Section 14.02 of the Agreement is hereby deleted in its entirety. Section 14.02 of the Agreement is hereby amended and restated in its entirety as follows:

Given has the right to reduce the term to eleven (11) Contract Years, with the Exclusive Period lasting eight (8) and the Co-Exclusive Period lasting three (3) Contract Years, (the “Reduced Term”), if End-User Sales in the full calendar year following the seventh Contract Year do not reach [***Redacted***] US $. In order to exercise this right Given must give written notice to EES no later than March 31 of the following year.

18.          Effect on Agreement. Except as otherwise provided by this Fifth Amendment, the Agreement shall remain in full force and effect in accordance with its terms and does not relieve either party from any of its obligations thereunder.

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IN WITNESS WHEREOF, the Parties hereby have executed this Fifth Amendment by their respective officers thereunto duly authorized on the date first written above.

ETHICON ENDO-SURGERY, INC.

By:	/s/Jeffrey A. Mailler
Name:	Jeffrey A. Mailler
Title:	Vice President, Licensing & Acquisitions

GIVEN IMAGING LTD.

By:	/s/Nachum Shamir
Name:	Nachum Shamir
Title:	President & Chief Executive Officer

By:	/s/Yuval Yanai
Name:	Yuval Yanai
Title:	Chief Financial Officer